Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Bellicum Pharmaceuticals, Inc. for the registration of common stock, preferred stock, debt securities, and warrants to purchase common stock, preferred stock or debt securities and to the incorporation by reference therein of our report dated March 13, 2018, with respect to the consolidated financial statements of Bellicum Pharmaceuticals, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

August 7, 2018